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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)


                              Altris Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   022091 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Norman L. Smith
                      Solomon Ward Seidenwurm & Smith, LLP
                            401 B Street, Suite 1200
                               San Diego, CA 92101
                                 (619) 231-0303
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 30, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 022091 10 2                 13D                      Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Spescom Limited
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     South Africa
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         3,428,571

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         3,428,571

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,428,571
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.3
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 022091 10 2                 13D                      Page 3 of 4 Pages



     This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D filed by Spescom Limited ("Spescom") by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission. Items 3 - 6 are hereby supplemented as follows:

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     In September 1999, Spescom agreed to loan $500,000 to Altris (the "Loan"). The Loan will bear interest at 10% per annum with principal convertible at the option of Spescom into common stock of the Company at $0.35 per share on or before January 1, 2000. The source of the funds for the Loan was Spescom's working capital.
________________________________________________________________________________
Item 4. Purpose of Transaction.

     Under the terms of the Loan, the Loan is convertible at the option of Spescom into Common Stock of Altris on or before January 1, 2000 at $0.35 per share. Spescom is also considering purchasing additional shares of common stock of Altris.

     Although the foregoing reflects activities presently contemplated by Spescom with respect to Altris, the foregoing is subject to change at any time, and there can be no assurance that Spescom will take any of the actions set forth above. Except as set forth above, Spescom has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     Spescom beneficially owns an aggregate of 3,428,571 shares of Common Stock, or 22.3% of the issued and outstanding shares of Common Stock (after giving effect to the possible conversion of the Loan).

     Spescom has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 3,428,571 shares of Common Stock beneficially owned by it.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described herein, there were no other contracts, arrangements, understandings or relationships with respect to securities of Altris. The terms of the Loan are to be set forth in a written agreement to be executed by Altris and Spescom in due course.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     5 October 1999
                                     -------------------------------------------
                                                         (Date)


                                                /S/ HILTON ISAACMAN
                                     -------------------------------------------
                                                       (Signature)


                                     Hilton Isaacman, Director Corporate Finance
                                     -------------------------------------------
                                                    (Name/Title)




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).